10 February 2016

ISSUED ON BEHALF OF RELX PLC AND RELX NV

Transactions in own shares

RELX PLC announces that today, it purchased (through UBS Limited) 134,000 RELX PLC ordinary shares at a price of 1153.0918p per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX PLC holds 67,461,880 ordinary shares in treasury, and has 1,108,697,665 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX PLC has purchased 3,582,100 shares.

RELX NV announces that today, it purchased (through UBS Limited) 119,000 RELX NV ordinary shares at a price of €14.0633 per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX NV holds 60,303,094 ordinary shares in treasury, and has 988,007,092 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX NV has purchased 3,189,700 shares.